Exhibit 10.8

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into effective January 3, 2007, between CENTER FOR WOUND HEALING, INC., a Delaware corporation (the “Company”) with its principal place of business at 517 Route 1 South, Suite #3060, Iselin, New Jersey 08830, and Andrew G. Barnett (“Executive”) who resides at 518 Cheese Spring Road, New Canaan, Connecticut 06840 to provide the terms and conditions for Executive’s employment with the Company and its affiliates from time to time (together, the “Group”). This Agreement is conditioned upon the approval of the Company’s Board of Directors (“Board”).

The Company and Executive have agreed that Executive will be employed by the Company and will serve as the Company’s Chief Executive Officer, upon the terms and conditions set forth below.

Accordingly, and in consideration of the mutual obligations set forth in this Agreement, which Executive and the Company agree are sufficient, Executive and the Company agree as follows:

1. Term of Employment. Subject to the provisions of Paragraph 4 below, the initial term of this Agreement (the “Initial Term”) begins on January 1, 2007 and ends on December 31, 2009. Executive’s employment by the Company pursuant to this Agreement shall be automatically renewed for an additional twelve (12) months (the “Renewal Term”) following the end of the Initial Term provided that the Company has achieved an EBITDA of $5 million during the first six (6) months of calendar year 2009. Executive’s term of employment under this Agreement (the “Term”) consists of the Initial Term and any Renewal Term(s) when as and if the Term is extended in accordance with this Paragraph 1. For avoidance of doubt “Term” as used in this Agreement shall not include the Renewal Term if this Agreement unless it is extended in accordance with this Paragraph 1 beyond the Initial Term.

2. Position and Responsibilities.

(a)	During the Term, Executive shall be employed as the Company’s Chief Executive Officer, with the general powers, authority and responsibilities that accompany that position. Within 90 days following the commencement of the Term, the Company agrees to use its best efforts to nominate Executive for, and to persuade the Company’s shareholders to make Executive a member of the Board, in a manner consistent with the Company’s Articles of Incorporation and/or Bylaws, and the Company shall use its best efforts to ensure that all requirements for Executive’s appointment to the Board are met on or before December 31, 2007. Executive hereby agrees to tender his resignation from his position as a Director of the Company upon the termination of his employment for any reason. Nothing contained herein shall guarantee Executive a position or continuing position on the Board nor affect the rights of the Company’s shareholders to elect Board members.

(b)	As Chief Executive Officer, Executive shall report directly to the Board and shall have the duties and responsibilities that are typically performed by a chief executive officer, as well as any other lawful executive duties and executive offices assigned to Executive by the Board consistent with Executive’s position, the size of the Company and the qualified personnel employed by the Company. Executive agrees to comply with such lawful policies of the Company as may be adopted from time to time as are applicable to him. Except for any period during which Executive is required to provide a notice of termination to his pre-Term employer, not to exceed 14 days, Executive shall devote his full business time and best efforts to the Company’s business and affairs; Executive shall not be paid his Base Salary for any full day during which he is unable to perform material work for the Company during such 14 day period. Notwithstanding the foregoing, nothing herein shall preclude Executive from (i) serving on the board of one or more charitable organizations (subject to the approval of the Board, such approval not to be unreasonably withheld), (ii) engaging in charitable activities and community affairs, and (iii) managing his personal investments and affairs, provided that any such activities listed in (i) and (ii) above do not interfere in more than a de minimis manner with the proper performance of his duties and responsibilities hereunder and comply with the limitations set forth in Paragraph 5(a) below.

(c)	Subject to Paragraph 4(a)(iv), below, Executive’s principal place of employment shall be the Company’s corporate headquarters, currently located in Iselin, New Jersey, but Executive shall be required to engage in reasonable and customary business travel on behalf of the Company including visiting existing facilities owned or operated by the Company and recruiting prospective hospitals and physicians.

3. Compensation and Expense Reimbursement.

Executive shall receive the following compensation and/or reimbursement for expenses:

(a)	Base Salary. Executive’s annual base salary shall be $320,000, payable in equal monthly or more frequent installments as are customary under the Company’s payroll practices from time to time, and subject to annual cost-of-living increases (calculated by reference to U.S. Department of Labor’s Consumer Price Index for Urban Consumers, New York, Northern New Jersey and Long Island (NY, NJ, CT, PA) for each applicable year) to take effect on January 1 for each year of the Term (excluding January 1, 2007) (the “Base Salary”) not to exceed 4% per annum. The Board (or a committee thereof) will review the Base Salary at least annually and may (or may not) increase it beyond Executive’s annual cost-of-living increases at any time for any reason, in its sole discretion. Executive’s Base Salary (as increased from time to time) shall not be reduced without his written consent.

(b)	Bonus for Implementation of Accounting System. Executive shall earn, and the Company shall pay to Executive, a one-time cash bonus of $75,000 (the

“Accounting Bonus”), if on or before June 30, 2007, Executive certifies to the Board that the Company’s current accounting system has been upgraded and/or a new system has been implemented such that timely reporting of the Company’s financial performance is achieved and that such system is sufficient for the Company’s purposes and volumes, is fully functional and operational, has been updated to include all relevant current information and data, and is otherwise integrated for use by the Company in the course of its day to day business, including the filing of the Company’s Form 10Qs through the Quarter ended March 31, 2007. Such payment shall be made by the Company to Executive within thirty (30) days of the delivery by Executive of such certification; provided, however, that the Board shall have the opportunity to confirm the accuracy of such certification within that thirty (30) day period.

(c)	Initial Performance Bonus. Executive shall earn, and the Company shall pay to Executive, a one-time cash bonus of $50,000, if the Company achieves annualized EBITDA of $6.7 million during any “Quarter” (defined as the periods covering January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31) on or prior to December 31, 2007 (the “Initial Bonus”). Such payment shall be made by the Company to Executive within thirty (30) days following the end of the applicable Quarter; provided, however, that the Initial Bonus shall be subject to repayment by Executive (within 30 days, if already paid by the Company) should the Company’s third-party auditors subsequently determine that the Company’s annualized EBITDA did not equal or exceed $6.7 million for any Quarter ending on or prior to December 31, 2007.

(d)	Annual Performance Bonus. In addition to the foregoing, Executive shall be eligible to receive an annual cash performance bonus (the “Annual Bonus”) for each calendar year ending during the Term (excluding 2006 and 2007) if Executive remains employed by the Company on the last day of such calendar year and the achievement of corporate performance objectives established in good faith by Executive and the Board. Subject to the provisions of Paragraph 4 hereof, Payment of the Annual Bonus shall be made no later than March 15th after the calendar year in which the Annual Bonus is earned. The target level for Executive’s Annual Bonus shall be established by the Board during the first Quarter of each calendar year provided that the minimum target level for any calendar year shall be no less than 25% of Base Salary (the “Target Annual Bonus”).

(e)	Benefits. Executive shall be eligible to participate in all Company benefit plans and programs as are generally available to the Company’s senior executives, and Executive’s benefits shall be based on the terms of the applicable plans as established by the Company from time to time. Executive shall be entitled to 4 weeks paid vacation per calendar year, which vacation shall (1) not be exercised in greater than two week intervals; (2) not exceed two weeks per Quarter; and (3) be exercised with due regard to the then current requirements of the Company’s business. Executive shall not be entitled to carry over unused vacation from one year to the next. Executive’s vacation entitlement may be reviewed by the Board and increased at the Board’s discretion.

(f)	Car Allowance. Executive shall be entitled to reimbursement for automobile expenses (including gasoline, insurance, maintenance, lease payments, etc.) up to, but not exceeding, $14,400 per calendar year (but no more than $3,000 per calendar month). Any unused car allowance existing as of December 31 of each calendar year shall be forfeited. If any automobile expense reimbursed hereunder is considered taxable income to Executive, Executive shall be entitled to a “gross-up” payment from the Company so that his net, after-tax, automobile expenses are fully reimbursed by the Company.

(g)	Stock Options. Executive shall receive a grant of an option to purchase one million shares of common stock of the Company under the Company’s “Kevcorp Services, Inc. 2006 Stock Option Plan” (the “Option Plan”). The Company represents that such shares are not currently registered, but agrees to provide Executive with “piggyback” rights should the Company register the shares of any director or executive officer of the Company holding more than 5% of the company’s outstanding common stock, and shall enter into a Registration Rights Agreement reasonably acceptable to Executive providing for such “piggyback” rights. The terms of such option grant shall be as follows:

(i)	Time Vesting. Subject to the provisions of Paragraph 4 hereof, Executive’s option shall vest with respect to 600,000 shares of stock as follows:

(A)	Executive’s option shall be immediately vested as of its date of grant with respect to the right to purchase 250,000 shares of the Company’s common stock.

(B)	Executive’s option to purchase an additional 150,000 shares of the Company’s common stock shall vest on the first anniversary of the date of grant if Executive remains continuously employed by the Company through such first anniversary.

(C)	Executive’s option to purchase an additional 100,000 shares of the Company’s common stock shall vest on the second anniversary of the date of grant if Executive remains continuously employed by the Company through such second anniversary.

(D)	Executive’s option to purchase an additional 100,000 shares of the Company’s common stock shall vest on the third anniversary of the date of grant if Executive remains continuously employed by the Company through such third anniversary.

(ii)	Performance Vesting. Subject to the provisions of Paragraph 4 hereof, Executive shall vest in his option to purchase 400,000 shares of stock as follows:

(A)	If the Company achieves an annualized EBITDA of $6.7 million for any Quarter which begins during 2007, then Executive’s option to purchase 100,000 shares of the Company’s common stock shall vest as of the last day of such Quarter.

(B)	If the Company achieves an annualized EBITDA of $8 million for any Quarter which begins within 18 months of January 1, 2007, and Executive’s options subject to Paragraph 3(g)(ii)(A) have vested, then Executive’s option to purchase 100,000 shares of the Company’s common stock shall vest as of the last day of such Quarter.

(C)	If the Company achieves an annualized EBITDA of $10 million for any Quarter which begins within 24 months of January 1, 2007, and Executive’s options subject to Paragraph 3(g)(ii)(A) and (B) have vested, then Executive’s option to purchase 100,000 shares of the Company’s common stock shall vest as of the last day of such Quarter.

(D)	If the Company achieves an annualized EBITDA of $12 million for any Quarter which begins within 36 months of January 1, 2007, and Executive’s options subject to Paragraph 3(g)(ii)(A), (B) and (C) have vested, then Executive’s option to purchase 100,000 shares of the Company’s common stock shall vest as of the last day of such Quarter.

(E)	Should Executive determine within 60 days after the first Quarter of 2007 that projected achievement of the EBITDA targets described in sub-paragraphs (A) through (D) above are not consistent with business realities, he shall so notify the Board, and the Company agrees to promptly negotiate in good faith with Executive with respect to a reduction of each of the EBITDA target vesting thresholds.

(F)	The maximum number of options that may vest pursuant to Paragraph 3(g)(ii) for any one Quarter is for 100,000 shares of the Company’s common stock. Any options which do not vest within the applicable periods set forth in Paragraphs 3(g)(ii)(A-D) above shall be forfeited.

(G)	The Company’s EBITDA for any applicable Quarter shall be calculated by reference to the Company’s Form 10Q for that Quarter, following the review of such Form 10Q by the Company’s outside accountants. In the absence of fraud by Executive, the EBITDA calculated in the manner set forth in this subparagraph shall be conclusive with respect to the whether any of the vesting thresholds provided in Paragraph 3(g)(ii)(A-D) have been met.

(iii)	Exercise Price. The exercise price for such options shall be $3.10.

(iv)	Change in Control. Executive’s options shall become fully vested and exercisable immediately before the effective time of a Change in Control; provided, however, that such Change in Control must satisfy the requirements to be a “change in the ownership or effective control” of the Company or “in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986, as amended (the “Code”).

(v)	Term of Option. Executive’s option shall remain outstanding for 10 years following its date of grant. To the extent Executive’s option has vested at the time of his termination of employment, his option shall remain outstanding until the earlier of the end of the term or the date on which Executive exercises his option.

(h)	Expense Reimbursement. Executive shall be entitled to receive prompt reimbursement from the Company of all travel, parking, entertainment and out-of-pocket expenses (including, without limitation, the cost of temporary housing and/or hotel expenses incurred by Executive to avoid commuting from his home in Connecticut to the Company’s headquarters) which are reasonably and necessarily incurred by Executive in the performance of his duties hereunder; provided, however, that Executive properly accounts for such expenses in accordance with Company’s policies as in effect from time to time, and receives pre-approval from the Board prior to incurring any single expense for which reimbursement will be sought in excess of $5,000.00. Should Executive incur expenses for accommodations near the Company’s headquarters, such expenses shall be consistent with the then-current rates charged for standard rooms by standard national hotel chains such as Sheraton or Marriott.

(i)

Relocation Reimbursement. Subject to Section 4 hereof, in the event the Company relocates its corporate offices to an address more than 100 miles from Executive’s current residence in New Canaan, Connecticut and Executive does not terminate his employment for Good Reason (as defined in paragraph 4(a)(iv) below), the Company shall reimburse Executive for all reasonable transaction costs and expenses (including any real estate brokerage fees, commissions and closing costs) and moving expenses incurred by Executive, in each case while an employee of the Company, in connection with relocating Executive’s spouse, dependents and personal property and goods from Executive’s current residence to the area in which the Company’s headquarters is located, provided that Executive provides appropriate documentation (the “Relocation Reimbursement”). Reimbursements under this paragraph shall be paid promptly and in all events on or before March 15 of the calendar year after the calendar year in which the applicable expenses were incurred. In connection with such payment, during the calendar year after the calendar year in which the applicable expenses are incurred, the Company shall pay Executive an additional payment in an amount such that after the actual payment by Executive of taxes, if any, imposed in connection with the Relocation Reimbursement, Executive retains an amount equal to the Relocation Reimbursement.

(j)	Gross Up Payment.

(i) Entitlement to Gross Up Payment. If Executive is subject to excise tax imposed under § 4999 of the Code or such an excise tax is assessed against Executive, Executive shall be entitled to receive from the Company a Gross Up Payment as defined below.

(ii) Definition of Gross Up Payment. The term “Gross Up Payment” as used in this Agreement shall mean a payment to or on behalf of Executive which shall be sufficient to pay (1) 100% of any excise tax imposed under § 4999 of the Code, (2) 100% of any federal, state and local income tax and social security and other employment tax on the payment made to pay such excise tax, as well as any additional taxes on such payment and (3) 100% of any interest or penalties assessed by the Internal Revenue Service on Executive which are related to the timely payment of such excise tax (unless such interest or penalties are attributable to Executive’s willful misconduct or gross negligence with respect to such timely payment).

(iii) Timing of Gross Up Payment. A Gross Up Payment shall be made by the Company promptly after either the Company or the Company’s independent accountants determine that any payments and benefits called for under this Agreement together with any other payments and benefits made available to Executive by the Company and any other person will result in Executive’s being subject to an excise tax under § 4999 of the Code or such an excise tax is assessed against Executive as a result of any such payments and other benefits; provided, however, that payment of the Gross Up Payment shall be delayed to the minimum extent necessary to comply with § 409A of the Code and any applicable related regulations, Internal Revenue Service rulings and case law.

(iv) Provision of Advice to Executive. Any determinations under this § 3(j) shall be made in accordance with § 280G of the Code and any applicable related regulations, Internal Revenue Service rulings and case law and, if the Company reasonably requests that Executive take action to mitigate or challenge any such tax or assessment and Executive complies with such request, the Company shall provide Executive with such information and such expert advice and assistance from the Company’s independent accountants, lawyers and other advisors as Executive may reasonably request and shall pay for all expenses incurred in effecting such compliance and any related fines, penalties, interest and other assessments.

(k)	Letters of credit. The Company warrants and represents that for the fiscal year ended June 30, 2006, its Stockholder’s Equity is no less than $7 million. In the event that the Company’s “Stockholders’ Equity” as reported on the balance sheet for the fiscal year ended June 30, 2006 included in any Form 10Q or 10K filed by the Company with the Securities and Exchange Commission becomes, as a result of an required restatement of the Company’s financial statements: (a) less than $4 million, then the Company, at its sole cost and expense, shall obtain, within thirty (30) days of the filing of such report provided, however that if such report is not timely filed, then within ninety (90) days of when such report was first due, a letter of credit in the face amount of $500,000 from a commercial bank reasonably satisfactory to Executive, payable to the Executive; and (b) less than $2 million, then the Company, at its sole cost and expense, shall obtain, within thirty (30) days of the filing of such report provided, however that if such report is not timely filed, then within ninety (90) days of when such report was first due, a letter of credit in the face amount of $750,000 (inclusive of the amount of any letter of credit issued in favor of Executive pursuant to the foregoing clause (a)) from a commercial bank reasonably satisfactory to Executive, payable to the Executive. The foregoing letters of credit (the “LCs”) shall secure the payments to Executive when due, of any and all obligations of the Company to Executive under this Agreement. Executive shall have the right to draw on any of the LCs, in one or more draws, to pay any amount the Company fails to pay to the Executive when due; provided that there is not a bona-fide dispute as to whether Executive is due payment by the Company; if there is such a dispute, Executive shall be entitled to draw on any of the LC once the dispute is resolved whether by the consent of the parties hereto or the final non-appealable order or judgment of a court of competent jurisdiction. The LCs shall expire sixty (60) days after the expiration of this Agreement or the termination of Executive’s employment by the Company provided that there is no pending claim by Executive that he is entitled to draw on an LC. In the event that Executive has drawn amounts under the LCs in excess of his entitlements under this Agreement, as such amounts shall be finally determined, by agreement or court order or judgment, then Executive shall promptly refund the excess proceeds of the LCs to the Company, free and clear of all liens or other encumbrances thereon plus any interest earned thereon.

4. Termination

(a)	Termination of Employment.

(i)

Termination by the Company for Cause. The Board may terminate Executive’s employment for Cause at any time upon written notice. “Cause” means any of the following: (1) Executive’s material breach of this Agreement, breach of fiduciary duty having a material adverse impact on the Company, material breach of the Company’s employment policies applicable to him, or refusal to follow the lawful directives of the Board consistent with this Agreement that is not corrected (to the extent correctable) within ten (10) days after delivery of written notice to Executive with respect to such breach; (2) Executive’s breach of a fiduciary duty to the Company, material breach of the Company’s employment policies applicable to him, refusal to follow the lawful directives of the Board consistent with this Agreement, or repeated breach of the same provision of this Agreement, each on more than two (2) occasions, regardless of whether such breach has been or may be corrected; (3) Executive’s indictment for or conviction of a felony or any crime involving fraud; (4) Executive’s misappropriation of funds or material property of the Company or any member of the Group; or (5) Executive’s material dishonesty, disloyalty, or willful misconduct.

Any act, or failure to act, based upon the advice of counsel to the Company or any member of the Group shall be presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company and the Group.

(ii)	Termination by the Company without Cause. The Company may terminate Executive’s employment under this Agreement without Cause upon at least thirty (30) days’ prior written notice to Executive.

(iii)	Death or Disability. Executive’s employment by the Company will immediately terminate upon Executive’s death and at the option of either Executive or the Company, exercisable upon written notice to the other party, may terminate upon the Executive’s Disability. For purposes of this Agreement, “Disability” will occur if (1) Executive becomes eligible for benefits under a long-term disability policy provided by the Company, or (2) Executive has become unable, due to physical or mental illness or incapacity, to substantially perform the essential duties of Executive’s employment, with or without reasonable accommodation, for a period of (A) 90 consecutive days or any consecutive waiting period during which Executive is not eligible for long-term disability income benefits pursuant to disability income policies provided by the Company, whichever is less; or (B) or an aggregate of 120 days during any consecutive 12 month period, as determined by an independent physician approved by the Company and Executive. Executive agrees to be examined at the request of the Company by such independent physician upon reasonable notice.

(iv)

Termination by Executive for Good Reason. Executive may terminate his employment for Good Reason at any time upon written notice to the Company. “Good Reason” shall mean the occurrence, during the Term, of any of the following actions or failures to act, but in each case only if (1) it is not objected to in writing by Executive within ten (10) days of Executive having actual or constructive knowledge of such event, or (2) Executive consents, whether in writing or as reflected in the minutes of the Board, and with respect to subsections 1-5 below, is not corrected (if correctable) by the Company within ten (10) days after delivery of written notice to the Board with respect to such occurrence: (1) a material change in Executive’s duties, reporting responsibilities, titles or elected or appointed offices as in effect immediately prior to the effective date of such change; (2) any reduction or failure to pay when due any compensation or expense reimbursement to which Executive is entitled pursuant to this Agreement; (3) the Company’s breach of any material term of this Agreement; (4) the Company’s relocation of its corporate offices to an address more than 100 miles from Executive’s current residence in New Canaan, Connecticut; or (5) the Company hires, retains, or promotes an employee or consultant whose Base Salary is or becomes greater than Executive’s, and Executive’s Base Salary is not concurrently amended by the Board to equal or exceed that of such employee or consultant. For avoidance of doubt Base Salary shall mean that remuneration which is not based upon performance, e.g., commissions.

(v)	Termination as a result of a Change in Control. Executive may terminate Executive’s employment under this Agreement within 60 days of the occurrence of a Change in Control, as defined herein. The term “Change in Control” means: a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act as in effect at the time of such “change in control”, provided that such a change in control shall be deemed to have occurred at such time as:

(A) any “person” (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities representing 45% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor to the Company, provided, however, that for purposes of this definition, the following transactions shall not constitute a Change in Control: (1) any acquisition directly from the Company through a public offering or private placement of shares of common stock (2) any acquisition by the Company or an Affiliate, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (D) of this definition.

(B) during any period of two consecutive years or less, individuals who at the beginning of such period constitute the Board cease, for any reason, to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

(C) the consummation of a sale or disposition (through one or more transactions) of 50% or more of the assets or business of the Company; or

(D) the consummation of any reorganization, merger, consolidation or share exchange unless (1) the persons who were the beneficial owners of the outstanding Shares of the common stock of the Company immediately before the consummation of such transaction beneficially own more than 60% of the outstanding Shares of the common stock of the successor or survivor corporation in such transaction immediately following the consummation of such transaction and (2) the number of Shares of the common stock of such successor or survivor corporation beneficially owned by the persons described in Paragraph 4(v) (D)(1) immediately following the consummation of such transaction is beneficially owned by each such person in substantially the same proportion that each such person had beneficially owned Shares of the Company’s common stock immediately before the consummation of such transaction, provided (3) the percentage described in Paragraph 4(v) (D)(1) of the beneficially owned shares of the successor or survivor corporation and the number described in Paragraph 4(v)(D)(2) of the beneficially owned shares of the successor or survivor corporation shall be determined exclusively by reference to the shares of the successor or survivor corporation which result from the beneficial ownership of Shares of common stock of the Company by the persons described in Paragraph 4(v)(D)(1) immediately before the consummation of such transaction.

(vi)	Termination by Executive without Good Reason. Executive may terminate his employment under this Agreement without Good Reason upon at least forty-five (45) days’ prior written notice to the Company.

(b)	Consequences of Termination of Employment.

(i)	Termination by the Company without Cause or by Executive for Good Reason. Executive shall receive the benefits described in this Paragraph 4(b)(i) if the Company terminates Executive’s employment without Cause (under paragraph 4(a)(ii)) or if Executive terminates his employment at any time for Good Reason (under Paragraph 4(a)(iv)) at any time during the Term. If Executive receives the benefits set forth in this Paragraph 4(b)(i), Executive shall not be eligible for severance benefits from any other plan, program or policy of the Company then in effect.

1.	Continuation of Base Salary. Executive shall be entitled to continuation of Executive’s then-existing Base Salary through the end of the Term or for 24 months, whichever is longer. The Base Salary continuation shall be paid in equal installments when such Base Salary would otherwise be due but for the termination of Executive’s employment.

2.	Payment of Accounting Bonus. Executive shall be entitled to the full amount of the Accounting Bonus, regardless of whether such bonus has previously been earned, to the extent Executive was eligible for such bonus as of the termination date and such bonus is unpaid.

3.	Payment of Initial Bonus. Executive shall be entitled to the full amount of the Initial Bonus, regardless of whether such bonus has previously been earned, to the extent Executive was eligible for such bonus as of the termination date and such bonus is unpaid.

4.	Pro-Rata Payment of Annual Bonus. Executive shall be entitled to a pro-rata amount of his Annual Bonus equal to his Target Annual Bonus times the number of days elapsed in the applicable calendar year divided by 365.

5.	Payment of Employment Benefits. Executive shall be entitled to payment of any accrued employment benefits to which he might be entitled pursuant to this Agreement, including, without limitation, payment for any vacation not yet used during the calendar year in which the termination of employment takes place, pro-rated to the termination date.

6.	Vesting of Stock Options. Any unvested Stock Options to which Executive might have been entitled pursuant to Paragraph 3(g)(i) hereof shall immediately vest and become exercisable pursuant to the applicable Stock Option Agreement(s) for such options. In addition to the foregoing, should the Company’s annualized EBITDA for the Quarter during which such termination takes place exceed any of the EBITDA vesting thresholds contained in Paragraphs 3(g)(ii)(A-D), and such options have not already vested or been forfeited pursuant to Paragraph 3(g)(ii)(F), then any options that would have vested as a result of the Company’s achieving such EBITDA threshold at any time shall vest and become exercisable pursuant to the Stock Option Agreement(s) or such options. For example, if the Company’s annualized EBITDA in the Quarter where such termination occurs exceeds $12 million, and the options available pursuant to Paragraphs 3(g)(ii)(C) and (D) are unvested and not forfeited, then the options available pursuant to Paragraphs 3(g)(ii)(C) and (D) shall both vest.

(ii)	Death or Disability. In the event of termination of Executive’s employment due to death or Disability (under paragraph 4(a)(iii)), Executive (or his estate) shall be entitled to a continuation of his Base Salary for any period that Executive is not eligible to receive disability income benefits pursuant to the Company’s disability insurance policies or for six (6) months, whichever is less.

(iii)	Termination for Cause or Voluntary Termination. If the Company terminates Executive’s employment for Cause (under Paragraph 4(a)(i)),

or if Executive terminates his employment without Good Reason (under Paragraph 4(a)(v)), Executive shall receive (A) accrued but unpaid Base Salary earned only through Executive’s termination date; (B) any Initial Bonus earned but not yet paid; (C) any Accounting Bonus earned but not yet paid; (D) any Annual Bonus earned for any prior year(s) but not yet paid; or (E) payment of any accrued employment benefits to which he might be entitled pursuant to this Agreement, excepting any accrued but unused vacation benefits. Any stock options to which Executive might be entitled that have not vested at the time of termination shall be forfeited. Nothing contained in this sub-paragraph shall limit any right of the Company in law or equity. In addition to the foregoing, should a termination under this sub-paragraph occur within 12 consecutive months following the relocation of the Company’s offices for which a Relocation Reimbursement has been paid to Executive pursuant to Paragraph 3(i) hereof, Executive shall be required to repay the Company within thirty (30) days of such termination any Relocation Reimbursement payments (including any applicable Gross Up Payment made pursuant to Paragraph 3(j) related to such Relocation Reimbursement).

(iv)	Termination as a result of a Change in Control. In the event of termination of Executive’s employment due to a Change in Control (under paragraph 4(a)(v), Executive shall be entitled to receive the payments and benefits set forth in Paragraph 4(b)(i) above, and in addition shall be entitled to a cash payment of $640,000 within thirty (30) days of such termination should the average per-share sale price resulting in the Change in Control be less than: (1) $6.50 per share in 2007 or (2) 7.50 per share in 2008 or thereafter.

(v)	Timing. To the extent necessary to comply with the restriction in Section 409A of the Code concerning payments to specified employees, the first payment to Executive pursuant to this Paragraph 4(b) shall be made at least six months after Executive’s termination date. The first payment shall include any installments that would have been paid previously under Paragraph 4(b) were it not for this special timing rule, plus interest on the delayed installments at an annual rate (compounded monthly) equal to the federal short-term rate (as in effect under Section l274(d) of the Code on Executive’s termination date).

5. Restrictive Covenants.

(a)

Non-Competition. During the Term and for any time period during which Executive is receiving Base Salary continuation payments from the Company pursuant to Paragraphs 4(b)(i)(1), 4(b)(ii), or 4(b)(iv) herein (the “Non-Competition Period”), Executive shall not directly or indirectly manage, operate, participate in, be employed by, or perform consulting services for Diversified Clinical Services, Curative Health Services, National Healing Inc, National Baromedical Services Inc., Oxyheal Health Group, National City, CA, and

Comprehensive Healthcare Solutions, (each a “Competitive Enterprise”) in the United States of America. During the Non-Competition Period, Executive may invest in any Competitive Enterprise, provided that Executive and Executive’s immediate family members (as defined in Section 1361(c)(B) of the Code) do not own collectively more than one percent of the voting securities of any such entity at any time.

(b)	Non-Solicitation of Customers. During the Non-Competition Period, Executive shall not solicit, call upon, divert or actively take away, or attempt to solicit, call upon, divert or take away, for the purpose of competing with the Company, any individual, partnership, corporation, association, or entity who, within the thirty-six (36) month period prior to Executive’s termination of employment, obtained or contracted to obtain goods or services from the Company (a “Customer”) or was solicited by the Company for business (whether or not he, she, or it became an actual customer) (a “Potential Customer”).

(c)	Non-Solicitation of Employees. During the Non-Competition Period, Executive will not directly or indirectly solicit or attempt to solicit or encourage anyone who, at the time of the termination of Executive’s employment, is then an officer, manager or salesperson of the Company (or who was an officer, manager or salesperson of the Company within the three (3) months prior to the termination of Executive’s Employment) to resign from the Company or to apply for or accept employment with any company or other enterprise.

(d)	Other Employment During the Term. During the Term, Executive shall not receive compensation from any other company or business unless the arrangement giving rise to such compensation has been (i) disclosed to and approved by the Board in advance or (ii) is otherwise permitted by the terms of this Agreement.

(e)	Use and Disclosure of Proprietary Information.

(i)

Definition of Proprietary Information. “Proprietary Information” means information, knowledge or data not otherwise known to the general public concerning (A) the Group’s businesses, strategies, operations, prospects, financial affairs, organizational matters, operational results, operational strengths and weaknesses, personnel matters, compensation policies and procedures, budgets, business plans, marketing plans, studies, policies, procedures, products, ideas, processes, software systems, trade secrets and technical know-how, specifications, or research and development operations or plans, (B) any matter relating to clients of the Group or other third parties having relationships with the Group and (C) any confidential information from which the Group derives business advantage or economic value. Proprietary Information includes (1) the names, addresses, phone numbers and buying habits and preferences and other information concerning clients and prospective clients of the Group, and (2) information and materials concerning the personal affairs of employees of the Group. In addition, Proprietary Information may include information furnished to Executive orally or in writing (whatever the form or storage medium) or gathered by inspection, in each case before or after the date of this Agreement. Proprietary Information does not include information (X) that was or becomes generally available to Executive on a non-confidential basis, if the source of this information was not reasonably known to Executive to be bound by a duty of confidentiality, (Y) that was or becomes generally available to the public, other than as a result of an unauthorized disclosure by Executive, directly or indirectly, or (Z) that Executive can establish was independently developed by Executive under circumstances not covered by the provisions of Paragraph 5(f) hereof.

(ii)	Acknowledgements. Executive acknowledges that he will obtain or create Proprietary Information in the course of Executive’s involvement in the Group’s activities and may already have Proprietary Information. Executive agrees that the Proprietary Information is the exclusive property of the Group. In addition, nothing in this Agreement will operate to weaken or waive any rights the Group may have under statutory or common law, or any other agreement, to the prohibition of unfair competition or the protection of trade secrets, confidential business information and other confidential information.

(iii)	During Employment. Executive will use and disclose Proprietary Information only for the Group’s benefit and in accordance with any restrictions placed on its use or disclosure by the Group.

(iv)	Post-Employment. After the termination of Executive’s employment, Executive will not use or disclose any Proprietary Information for any purpose; provided, however, that the restriction on Proprietary Information not constituting a trade secret under applicable law shall expire after five (5) years.

(f)	Ownership of Work Product. All work product, property, data, documentation, information or materials conceived, discovered, developed or created by Executive during or in connection with Executive’s employment with the Company or any of its parents, subsidiaries, or affiliates (collectively, the “Work Product”) shall be owned exclusively by the Company. To the greatest extent possible, any Work Product shall be deemed to be a “work made for hire” (as defined in the United States Copyright Act, 17 U.S.C.A. §101 et seq., as amended) and owned exclusively by the Company. Executive hereby unconditionally and irrevocably transfers and assigns to the Company all right, title and interest in or to any Work Product. Executive agrees that any trade secret, invention, improvement, patent applications, copyrighted material, program, system or novel technique or the like conceived, devised, developed or otherwise obtained by Executive or other Company employees during or in connection with Executive’s employment with the Company shall be and become the sole property of the Company, and that Executive will execute any and all documents reasonably necessary to evidence or secure the Company’s ownership.

(g)	Non-Disparagement. During and after Executive’s employment with the Company, the parties mutually covenant and agree that neither will directly or indirectly disparage the other, or make or solicit any comments, statements, or the like to any clients, competitors, suppliers, employees or former employees of the Company, the press, other media, or others that may be considered derogatory or detrimental to the good name or business reputation of the other party. Nothing herein shall be deemed to constrain either party’s cooperation in any Board authorized investigation or governmental action. In the event of Executive’s termination of employment or the non-renewal of this Agreement, Executive and Company shall agree on any press release relating to such termination or nonrenewal and the Company and Executive shall not publicly discuss or comment on Executive’s termination or non-renewal in any manner other than as mutually agreed in the press release.

6. Employment Taxes. All payments and other compensation under this Agreement shall be subject to withholding of applicable taxes and other amounts required by law to be withheld.

7. Indemnification. To the fullest extent permitted by applicable law, the Company shall provide indemnification for Executive under its Articles of Incorporation and Bylaws. Executive shall be covered by the Company’s standard indemnification agreement and by any director’s and officer’s liability insurance policy maintained by the Company, subject to the terms of such agreement and/or policy(ies). The Company shall maintain directors and officer’s liability insurance in amounts appropriate for the Company’s size and business throughout the Term and for a period of three (3) years thereafter.

8. Successors. The Company shall use commercially reasonable efforts to require (through contractual arrangements or otherwise) any successor to the Company to all or substantially all of the Company’s business and/or assets (whether a direct or indirect successor, and whether by purchase, lease, merger, consolidation, liquidation, or otherwise) to assume the obligations under this Agreement. In case of any succession, the term “Company” shall refer to the successor. The terms of this Agreement and all of Executive’s rights hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. Notwithstanding the foregoing, nothing contained herein shall be construed as authorizing any assignment or other delegation by Executive of his duties hereunder.

9. No Third-Party Beneficiaries. Except as to any successor of the Company as provided in Paragraph 8 above, nothing in this Agreement may confer upon any person or entity not a party to this Agreement any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

10. No Duty to Mitigate. Executive shall not be required to seek new employment or otherwise to mitigate the payments contemplated by this Agreement; provided, however, that the payments contemplated by Paragraph 4(b)(i)(1) this Agreement (and to the extent such provision is incorporated by reference by any other provision of this Agreement) shall be offset by any earnings that Executive may receive from any other source (other than investment activities) during the period in which payments pursuant to Paragraph 4(b)(i)(1) are being made by the Company. Nothing contained in this Paragraph 10 shall be construed to obligate Executive to pay any amounts to the Company, or to repay any amounts already paid to him by the Company, under any circumstances.

11. Notice. Notices and other communications between the parties to this Agreement shall be delivered in writing and shall be deemed to have been given when personally delivered or on the third business day after mailing by U.S. registered or certified mail, return receipt requested and postage prepaid, or by a recognized national courier service.

(a)	Notices and other communications not personally delivered to Executive shall be addressed to Executive, at the most recent home address that he provided in writing to the Company.

(b)	Notices and other communications to the Company shall be addressed to the Company’s corporate headquarters, to the attention of the Company’s Secretary.

12. Waiver and Amendments. No provision of this Agreement may be modified, waived, or discharged, unless the modification, waiver, or discharge is agreed to in writing signed by Executive and by an authorized representative of the Company (other than Executive). Unless specifically characterized as a continuing waiver, no waiver of a condition or provision at any one time may be considered a waiver of the same provision or condition (or any different provision or condition) at any other time.

13. Payment of Legal Expenses. The Company agrees to reimburse Executive for his costs and expenses actually incurred related to the drafting, negotiation, and signing of this Agreement up the maximum amount of $20,000.00, upon submission to the Company of appropriate documentation of such expenses by Executive.

14. Ability to Enter this Agreement. Executive represents and warrants that neither the execution and delivery of this Agreement nor the performance of Executive’s services hereunder will conflict with, or result in a breach of any employment or other agreement to which Executive is a party or by which Executive might be bound or affected. Executive further represents and warrants that Executive has full right, power, and authority to enter into and carry out the provisions of this Agreement.

15. American Jobs Creation Act of 2004. This Agreement shall be construed, administered and interpreted in accordance with a good-faith interpretation of Section 409A of the Code and Section 885 of the American Jobs Creation Act of 2004. If the Company or Executive determines that any provision of this Agreement is or might be inconsistent with such provisions (including any administrative guidance issued thereunder), the parties shall make their best efforts to act in good faith compliance with the requirements of Section 409A of the Code and to agree to such amendments to this Agreement as may be necessary or appropriate to comply with such requirements on or before December 31, 2007.

16. Choice of Law. This Agreement (including its validity, interpretation, construction, and performance) shall be governed by the laws of the State of New York, without regard to any concerning conflicts or choice of law that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.

17. Section Headings. All headings in this Agreement are inserted for convenience only. Headings do not constitute a part of the Agreement and may not affect the meaning or interpretation of any term or other provision of this Agreement.

18. Severability and Reformation. Each substantive provision of this Agreement is a separate agreement, independently supported by good and adequate consideration, and is severable from the other provisions of the Agreement. If a court of competent jurisdiction determines that any term or provision of this Agreement is unenforceable, then the other terms and provisions of this Agreement shall remain in full force and effect, and the unenforceable terms or provisions shall be equitably modified to the extent necessary to achieve the underlying purpose in an enforceable way.

19. Whole Agreement. This Agreement reflects the entire understanding and agreement between the Company and Executive regarding Executive’s employment. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings, and agreements, whether oral or written, relating to Executive’s employment with the Company. The respective rights and obligations of the parties to this Agreement shall survive the termination of Executive’s employment to the extent necessary to give such rights and obligations their intended effect.

20. No Presumption. Each party hereto has participated in the negotiation and drafting of this Agreement and each has been represented throughout to his or its satisfaction by legal counsel of their respective choice. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

21. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

CENTER FOR WOUND HEALING, INC.:

By
Its
Date

EXECUTIVE:

Andrew G. Barnett
Date

18